Exhibit 3.1

PREFERENCE UNIT TERM SHEET

AND

JOINDER

TO

PARTNERSHIP AGREEMENT

FOR

3.00% SERIES P CUMULATIVE REDEEMABLE PREFERENCE UNITS

This “Preference Unit Term Sheet,” as such term is defined in the Sixth Amended and Restated Limited Partnership Agreement dated as of March 12, 2009 (the “Partnership Agreement”) of ERP Operating Limited Partnership (the “Partnership”), shall be attached to and is hereby made a part of the Partnership Agreement. Each capitalized term used but not defined herein shall have the meaning ascribed to it in the Partnership Agreement.

In accordance with clause (e) of Section 3.2(B) of the Partnership Agreement, this Preference Unit Term Sheet sets forth the terms and conditions of the 3.00% Series P Cumulative Redeemable Preference Units hereby issued by the Partnership in consideration for the contribution to the Partnership of certain property by certain Contributing Partners, as further described in a Contribution Agreement or similar agreement dated as of November 25, 2014 by and among such Contributing Partners, the Partnership, the General Partner and certain other parties thereto (the “Contribution Agreement”).

A. Series P Preference Units

(1) Designation and Number. A series of Preference Units designated as 3.00% Series P Cumulative Redeemable Preference Units (the “3.00% Series P Preference Units”), is hereby established. The number of 3.00% Series P Preference Units to be issued by the Partnership shall equal 30,423,750.

(2) Priority. Distributions of Cash Flow in respect of the 3.00% Series P Preference Units shall be made prior to any distributions of Operating Cash Flow or Capital Cash Flow to holders of OP Units and other Preference Units; provided, however, that: (a) the Series K Redeemable Preference Units (the “Outstanding Preference Units”) shall share in the distribution of Operating Cash Flow and/or Capital Cash Flow pari passu with the 3.00% Series P Preference Units, and (b) the Company (in its capacity as the General Partner of the Partnership) may, pursuant to Section 3.2 of the Partnership Agreement, issue other Preference Units that are to share, on a pari passu basis, with the Outstanding Preference Units and the 3.00% Series P Preference Units in the distribution of Operating Cash Flow and/or Capital Cash Flow. Distributions on the 3.00% Series P Preference Units that are “pari passu” with distributions on other Preference Units shall, if such distributions are not paid in full (or a sum sufficient for such payment is not set apart), be declared and paid pro rata so that the distributions on each series of Preference Units that are required to be pari passu bear to each other the same ratio that accrued distributions with respect to each such series bear to each other.

(3) Cash Flow Distributions. Holders of the 3.00% Series P Preference Units shall be entitled to receive, only out of Operating Cash Flow and Capital Cash Flow, cumulative non-compounding distributions of Cash Flow in respect of the 3.00% Series P Preference Units at the rate of $0.03 per unit per year, payable in equal amounts of $0.0075 per unit quarterly in cash on the dates quarterly distributions are paid on the common shares of beneficial interest, par value $0.01 per share, of the General Partner (each such day being hereinafter called a “Quarterly Distribution Date” and each period ending on the last day of a calendar quarter being hereinafter called a “Distribution Period”). The amount of any distribution payable for the initial Distribution Period and for any other Distribution Period shorter than a full calendar quarter Distribution Period shall be prorated and computed on the basis of a 360-day year of twelve 30-day months. Distributions in respect of the 3.00% Series P Preference Units shall accrue and be cumulative from and including the date of original issue thereof, whether or not on any Quarterly Distribution Date there shall be Operating Cash Flow and/or Capital Cash Flow available for distribution. The amount of distributions accrued on the 3.00% Series P Preference Units at any Quarterly Distribution Date shall be the amount of any unpaid distributions accumulated thereon, to and including the last day of the previous Distribution Period, whether or not there is sufficient Operating and/or Capital Cash Flow available for such distributions, and the amount of distributions accrued on the 3.00% Series P Preference Units at any date other than the last day of a Distribution Period shall be equal to the sum of the amount of any unpaid distributions accumulated thereon, to and including the last preceding Distribution Period, whether or not earned or declared, plus an amount calculated on the basis of the annual distribution rate of $0.03 per unit for the period after such last preceding Distribution Period to and including the date as of which the calculation is made based on a 360-day year of twelve 30-day months.

(4) OP Unit Value; Allocations of Profit and Loss. For purposes of determining the Percentage Interest attributable to each 3.00% Series P Preference Unit for the purposes of making allocations of Profits and Losses under the Partnership Agreement, each 3.00% Series P Preference Unit shall be considered to have an OP Unit Value of zero (0), and therefore there shall be no Percentage Interest attributable to the 3.00% Series P Preference Units. It is acknowledged and agreed that each 3.00% Series P Preference Unit shall be allocated an amount of gross income as provided in Section 7.3(E) of the Partnership Agreement in respect of the distributions payable with respect to such 3.00% Series P Preference Units as provided in Section A(3) hereof.

(5) Liquidation Rights.

(A) Upon the voluntary or involuntary dissolution, liquidation or winding up of the Partnership, the holders of the 3.00% Series P Preference Units shall be entitled to receive in respect of 3.00% Series P Preference Units then outstanding, to be paid only out of the assets of the Partnership available for distribution to its Partners pursuant to Section 14.2C of the Partnership Agreement, before any payment or distribution shall be made on any OP Units or other Preference Units (except distributions of Capital Cash Flow to the extent that such distributions are required to be made on a pari passu basis to the holders of other Preference Units), the amount of $1.00 per 3.00% Series P Preference Unit, plus accrued and unpaid distributions thereon.

(B) After the payment of the full preferential amounts in respect of the 3.00% Series P Preference Units provided for in this paragraph (5), the holders of the 3.00% Series P Preference Units as such shall have no right or claim to any of the remaining assets of the Partnership.

(C) If, upon any voluntary or involuntary dissolution, liquidation, or winding up of the Partnership, the amounts payable with respect to the preference value of the 3.00% Series P Preference Units and any Units of the Partnership ranking as to any such distribution on a parity with the 3.00% Series P Preference Units are not paid in full, the holders of the 3.00% Series P Preference Units and the holders of such other Units will share ratably in any such distribution of assets of the Partnership in proportion to the full respective preference amounts to which they are entitled.

(D) Neither the sale of all or substantially all the property or business of the Partnership, nor the merger or consolidation of the Partnership into or with any other entity or the merger or consolidation of any other entity into or with the Partnership, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this paragraph (5).

(6) Purchase Rights.

(A) All, but not less than all, of the 3.00% Series P Preference Units held by a holder thereof shall be purchased by the General Partner for $1.00 per 3.00% Series P Preference Unit plus accrued and unpaid distributions thereon (with respect to each such unit, the “Purchase Price”), at the election of either the General Partner or the holder of such the 3.00% Series P Preference Units, as set forth below:

i. From November 25, 2015 until and including February 24, 2016, each holder of 3.00% Series P Preference Units shall have the right to elect to transfer all (but not less than all) 3.00% Series P Preference Units held by such holder to the General Partner in exchange for the Purchase Price per unit (the “Put Right”);

ii. From May 25, 2016 until and including August 24, 2016, the General Partner shall have the right to elect to acquire from each holder of 3.00% Series P Preference Units all (but not less than all) 3.00% Series P Preference Units held by such holder in exchange for the Purchase Price per unit (the “Call Right”);

iii. From November 25, 2016 until and including February 24, 2017, each holder of 3.00% Series P Preference Units shall have a Put Right;

iv. From May 25, 2017 until and including November 24, 2019, the General Partner shall have a Call Right.

(B) For the avoidance of doubt, in addition to the Put Rights and Call Rights, nothing herein shall prevent the General Partner (or a subsidiary thereof) from agreeing to repurchase 3.00% Series P Preference Units from a holder thereof on such terms as agreed to between the General Partner and such holder, and no holder of 3.00% Series P Preference Units shall have any rights to participate in any such transaction between the General Partner (or a subsidiary thereof) and any other holder of 3.00% Series P Preference Units.

(C) With respect to the exercise of a Put Right or Call Right:

i. A party may exercise a Put Right or Call Right by sending written notice thereof to the relevant counterparty during the permitted time periods set forth in Section 6(A). Any such notice shall be irrevocable.

ii. If a holder of 3.00% Series P Preference Units is exercising a Put Right, its notice shall be accompanied by a Unit Transfer Certificate in the form of Exhibit A attached hereto which certifies, among other things, that the holder is the sole owner of the 3.00% Series P Preference Units and that the 3.00% Series P Preference Units are being transferred to the General Partner free of all liens, claims and encumbrances created by, through or on behalf of, the holder. The Unit Transfer Certificate shall also include wire instructions for the receipt of proceeds.

iii. If the General Partner is exercising a Call Right, the holder of 3.00% Series P Preference Units subject to such Call Right shall execute and deliver a Unit Transfer Certificate to the General Partner promptly following its receipt of notice of the General Partner’s Call Right election.

iv. Within ten (10) Business Days after the General Partner’s receipt of a Unit Transfer Certificate delivered in accordance with Section 6(A) and 6(C), the General Partner shall make a cash payment of the Purchase Price to the applicable holder of 3.00% Series P Preference Units. Upon the payment of the Purchase Price, the 3.00% Series P Preference Units shall be legally transferred to the General Partner, may be held or disposed of by the General Partner in its sole discretion, and the prior holder of the 3.00% Series P Preference Units shall have no on-going interest in such units. A “Business Day” is any day other than a Saturday, Sunday, federal holiday, or any other day on which banks are generally closed for business in Chicago, Illinois.

v. Each holder of 3.00% Series P Preference Units agrees and acknowledges that the General Partner may obtain cash to pay the Purchase Price from any source in the sole and absolute discretion of the General Partner, including, without limitation, from distributions or loans made by the Partnership to the General Partner.

(7) Voting Rights. Except as required by law, the holders of the 3.00% Series P Preference Units shall have no voting rights or rights to consent to any matter requiring the consent or approval of the Partners.

(8) Transfer Restrictions. Subject to the restrictions set forth in Article 12 of the Partnership Agreement, and except as set forth in Section 6 above or as may be expressly set forth in the Contribution Agreement, no holder of the 3.00% Series P Preference Units may Transfer any of the 3.00% Series P Preference Units without the written consent of the General Partner, which consent may be withheld in the General Partner’s sole and absolute discretion.

B. Amendments. This Preference Unit Term Sheet may be amended only by a written instrument executed and delivered by the General Partner and the holders of at least two-thirds of the then outstanding 3.00% Series P Preference Units.